

March 28, 2013

Via E-Mail
Robert B. Schumer
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re:** **Hess Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2013**
> **DFAN14A filed March 26, 2013**
> **DFAN14A filed March 21, 2013**
> **DFAN14A filed March 13, 2013**
> **Filed by Elliott Associates L.P. et al**
> **File No. 001-01204**

Dear Mr. Schumer:

The Office of Mergers and Acquisitions has conducted a limited review of the filings identified above. Our comments follow. All defined terms used here have the same meaning as in the proxy statement listed above, unless otherwise indicated. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on March 20, 2013

Proposal 1. Election of Directors, page 24

1.   You state that Elliott reserves the right to Alternate Nominees "or additional persons" in the even the Company purports to increase the number of directorships. Please clarify in the disclosure that, to the extent only five director slots are up for election at the 2013 Annual Meeting, you will use proxies solicited only to vote for the five Nominees

identified in your proxy statement. That is, the Alternate Nominees would be elected only if additional seats or openings were vacant.

2.   See our last comment above. In the last paragraph on page 24, you state that Elliott reserves the right to nominate either the Alternate Nominees "or certain additional persons" to the extent the Company increases the size of the Board or takes other actions to create additional vacancies. Please explain in your response letter, with a view to additional disclosure, that such "additional persons" would be listed in a revised proxy statement and that all of the information required by Schedule 14A would be provided as to any additional nominees.

3.   See comments 1 and 2 above. Disclose how and why Elliott can nominate "additional persons" give that Hess' advance notice nomination deadline established in the Company's bylaws has passed.

Arrangements between Elliott and the Nominees, page 25

4.   The amount of special compensation your nominees may earn if elected appears to be tied to the degree of "outperformance" of the Company's stock, as measured from a specific date against a peer group index. Revise your proxy statement to clarify the reference date. Your disclosure appears to imply that the relevant reference date is the date of the 2013 Annual Meeting; however, the agreements themselves appear to reference the date they were entered into as the relevant date. As to each nominee, specify the relevant reference date.

5.   See our last comment above. If the relevant reference date is a date before the election of your nominees at the 2013 Annual Meeting, explain how this promotes the purpose of the agreements and is consistent with your disclosure that the stock appreciation during the nominees' period of service is the basis for their compensation.

6.   Revise the disclosure to clarify the end of the relevant measurement period for stock appreciation. Our understanding is that the relevant period is the earlier of the third anniversary of the 2013 Annual Meeting or if earlier, the date of a "sale transaction."

7.   See our last comment above. Expand the discussion of the sale transaction feature of the compensation agreements, and the fact that nominees would be paid sooner and potentially more if the Company is sold. Discuss how this serves your stated goal of aligning the nominees' interests with the long-term interests of all other shareholder, given that it may incentivize nominees to push for a sale with a more timely payment under the compensation agreements than would be possible under simple stock price appreciation.

8.   Rather than a single example, provide a range of the possible compensation amounts for your nominees under the relevant performance measures in each respective compensation agreement including and up through the maximum payments established under the agreements.

9.   If a nominee is elected to the Board, he may no longer be entitled to compensation under the agreements. Define the term "willful misconduct" as used in the agreements to constitute "cause," in order to clarify the level of control Elliott will maintain over the nominees if they are elected to the Board.

10.   Discuss the implications of creating two separate director compensation schemes for directors on the same Board, the possible conflicts of interests it may cause within the Board, and how this may affect the Board's decision making.

11.   Summarize the provisions of Section 17 of the Elliott Nomination Agreement included as Annex B to the proxy statement. Explain how the non-disclosure restrictions imposed by that part of the agreements may impact the nominees if they are elected to the Company Board.

DFAN14A filed March 26, 2013

12.   Many of the comments above concerning the need to clarify or fully disclose the provisions of the nominee compensations agreements apply to the disclosure in the press release dated March 26, 2013 and the associated letter to shareholders. In future filings of proxy materials please be mindful of the issues raised in comments above.

13.   The press release and the associated letter to shareholders in numerous places refers to opinions or beliefs as facts. For example, the characterization of "Hess FALSE Statement" is not presented as a belief or an opinion. Please avoid in future filings.

DFAN14A filed March 21, 2013

14.   See our last comment above regarding the need to avoid presenting opinions or beliefs as fact. Statements like "The current Hess board lacks the independence, industry experience, and skills necessary to maximize value for Hess shareholders" should be properly characterized as opinions or beliefs. Similar statements appear throughout the presentation filed as additional proxy materials on March 13, 2013 as well. Please confirm your understanding.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions